  Exhibit 99.1

QUARTZ MOUNTAIN CLOSES $500,000 PRIVATE PLACEMENT

March 27, 2020 Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) announces that the Company has completed the $500,000 private placement announced on December 30, 2019.

The Company also advises that it issued 600,000 shares on December 6, 2019 in settlement of debt.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Leonie Tomlinson
Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking-statements”. All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the financing. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.